# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Boxlight Corp, CIK 0001624512
CUSIP: 103197307
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: 2750 PREMIERE PARKWAY,, SUITE 900, DULUTH, Georgia (GA), 30097
Date of event which requires filing of this statement: 09/25/2025
Filed by CIK 0002073826
Persons authorized to receive notices and communications: Gorr Sahakian, 4000 Route 66, Tinton Falls, New Jersey (NJ), 07753, 7322840430

## Reporting persons
- HIC 2, LLC (CIK 0002073826): type of reporting person: partnership (PN); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares
Name of issuer: Boxlight Corp
Address of issuer's principal executive offices: 2750 PREMIERE PARKWAY,, SUITE 900, DULUTH, Georgia (GA), 30097

## Item 2. Identity and Background
Name of person filing: Gorr Sahakian
Residence or business address: 4000 Route 66, Tinton Falls, NJ 07753
Present principal occupation or employment: Investing for personal account
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N.A
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds and family capital generated from real estate development

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person had liquidated all holdings as of the date of reporting, and plans to exercise certain warrants in the Issuer with the plan of selling those shares at a future date. The Reporting person no longer is engaging with the Issuer and will exit its investment entirely.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0%
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days: The Reporting Person has sold all remaining Common Shares in the Issuer since the last reporting date. The Reporting Person currently does not hold any Common Shares but will exercise certain Warrants in the Issuer and will look to sell those shares in the future.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 9/25/2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- HIC 2, LLC: Gorr Sahakian, Gorr Sahakian, Vice President (09/29/2025)